FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding resolutions passed at the eighth meeting of the seventh session of the board of directors of Huaneng Power International, Inc. (the “Registrant”);

2.	an announcement regarding 2012 first quarterly report of the Registrant; and

3.	an announcement regarding changes in accounting estimates of fixed assets of the Registrant;

Each made by the Registrant on April 25, 2012.

Document 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT
THE EIGHTH MEETING OF THE SEVENTH SESSION
OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 3.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 24 April 20, the Board of Directors of the Company convened the Eighth Meeting of the Seventh Session of the Board of Directors (the “Meeting”) by way of written resolutions. Notice of Meeting has been issued on 6 April 2012. The convening of the Meeting complied with the relevant requirements of the Company Law of the People’s Republic of China and the articles of association of the Company. The following resolutions were considered and unanimously passed at the Meeting:

I.	PROPOSAL IN RELATION TO THE CHANGES IN ACCOUNTING ESTIMATES OF FIXED ASSETS

1.
In order to present a fairer and more appropriate view of the financial position  and operating results of the Company where the depreciation period of each fixed asset is aligned closer to its actual useful life, it was agreed that, in conjunction with the actual situation of the Company, changes be made to the estimated useful lives and estimated net residual values of the Company’s fixed assets as of 1 January 2012 pursuant to the Accounting Standards for Business Enterprises and other relevant regulations.

2.
It was resolved to approve the Announcement of Huaneng Power International, Inc. on the Changes in Accounting Estimates of Fixed Assets prepared by the Company and Liu Guoyue (director) be authorised to make appropriate adjustments to such announcement to keep it in line with the actual situation and to make proper information disclosures.

II.	THE 2012 FIRST QUARTERLY FINANCIAL STATEMENTS OF THE COMPANY

Agreed to the 2012 First Quarterly Financial Statements prepared by the Company.

II.	THE 2012 FIRST QUARTERLY REPORT OF THE COMPANY

Agreed to the 2012 First Quarterly Report prepared by the Company.

IV.	PROPOSAL REGARDING THE EXTENSION OF THE GENERAL MANDATE FOR THE ISSUE OF RMB-DENOMINATED DEBT INSTRUMENTS

Having considered at the 16th Meeting of the Sixth Session of the Board of Directors on 29th March 2011, the Proposal regarding the General Mandate for the issue of RMB-denominated Debt Instruments was passed at the 2010 annual general meeting held on 17 May 2011, pursuant to which the Company may issue either in one or multiple tranches financing instruments of RMB-denominated debt instruments, with a principal amount of up to RMB5 billion in or outside PRC within 12 months from the date the issue is approved at the general meeting, and an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the issue of relevant debt financing instruments in accordance with the need of the Company and the market conditions as well as the supervisory provisions, including (but not limited to) the amount, interest, terms, potential investors and use of proceeds within the prescribed scope as set out above, and the production, execution and disclosure of all necessary documents.

Given that the effective period of the above mandate would  expire on 16 May 2012, and to ensure that the issue of RMB-denominated debt instruments could be processed smoothly, it was agreed to seek approval at the 2011 Annual General Meeting to extend the effective period of the above mandate for 24 months from 16 May 2012, with the authorization remains unchanged.

This resolution will be submitted to the 2011 annual general meeting of the Company for consideration.

V.	PROPOSAL IN RELATION TO THE PROVISION OF FINANCING GUARANTEE TO JINXING ENERGY

1.
It was agreed that the Company shall provide a financing guarantee (the “Guarantee”) of up to RMB 400 million to Shanxi Xishan Jinxing Energy Co., Ltd. (“Jinxing Energy”). The Company will make disclosures as required under the applicable regulations and the listing rules after the execution of the relevant guarantee agreement.

2.
It was resolved to authorize Liu Guoyue (director) to sign the relevant guarantee agreement, make proper disclosures and handle other matters in connection with the Guarantee in line with the real situation and in the best interest of the Company.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)

Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
25 April 2012

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

FIRST QUARTERLY REPORT OF 2012

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3	Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function)

and Ms. Zheng Qing (person in charge of the Accounting Department) warrant the truthfulness and completeness of the content of the first quarterly report of 2012.

1.4	This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

2.1	Major financial information and financial indicators (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	257,893,982,664	254,365,393,306	1.39
Owners’ equity (Shareholders’ equity)	51,479,811,227	50,075,263,660	2.80
Net assets per share attributable to shareholders of the listed company	3.66	3.56	2.81

		From the beginning of the year to the end of current reporting period (For the three months ended 31 March)	Variance from equivalent period of last year
			(%)

Net cash inflow from operating activities		8,013,011,569	42.75
Net cash inflow from operating activities per share		0.57	42.50

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
			(%)

Net profit attributable to shareholders of the listed company	919,359,110	919,359,110	306.33

Basic earnings per share	0.07	0.07	250.00
Basic earnings per share after deducting non-recurring items	0.06	0.06	500.00
Diluted earnings per share	0.07	0.07	250.00
Return on net assets (weighted average) (%)	1.81	1.81	Increased by 1.39 percentage points
Return on net assets after deducting non-recurring items (weighted average) (%)	1.69	1.69	Increased by 1.36 percentage points

Deducting non-recurring items and amounts

Non-recurring items	Total amount from the beginning of the year to the end of current reporting period
(RMB Yuan)

Gains/(Losses) from disposal of non-current assets	(1,131,924)
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	82,541,115
Gains from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	(47,507)
Reversal of provision for doubtful accounts receivable individually tested for impairments	531,983
Other non-operating income and expenses excluding the above items	4,892,094
Tax impact of non-recurring items	(15,843,147)

Impact of minority interests, net of tax	(12,199,751)

Total	58,742,863

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 121,697 (including 120,788 holders of A shares, 756 holders of H shares and 153 holders of ADRs).

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

HKSCC Nominees Limited	2,578,746,625	H shares
Hebei Construction & Investment Group Co., Ltd.	603,000,000	A shares
Liaoning Energy Investment (Group) Limited Liability Company	422,679,939	A shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
HSBC Nominees (Hong Kong) Limited	414,050,760	H shares
Fujian Investment Development (Group) Co., Ltd.	374,466,667	A shares
Dalian Municipal Construction Investment Company Limited	301,500,000	A shares
CCB International Capital Management (Tianjin) Co., Ltd.	251,346,400	A shares
China Three Gorges Corporation	100,000,000	A shares
Nantong Investment Management Co., Ltd.	92,188,035	A shares

3           SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

X	Applicable	Not Applicable

Comparing the consolidated balance sheet of 31 March 2012 and 31 December 2011 and the consolidated income statement for the three months ended 31 March 2012 and 2011, the items with material changes are as below:

Items	31 March 2012	31 December 2011	Variance	%

Notes receivable (1)	973,680,865	563,362,128	410,318,737	72.83
Advances to suppliers (2)	1,721,116,532	1,032,244,694	688,871,838	66.74
Dividends receivable (3)	240,418,393	120,118,393	120,300,000	100.15
Notes payable (4)	125,703,656	13,448,478	112,255,178	834.71
Advances from Customers (5)	69,452,030	130,843,059	(61,391,029)	(46.92)
Tax payables (6)	(338,121,513)	(994,750,037)	656,628,524	(66.01)
Interest payable (7)	977,266,766	687,427,070	289,839,696	42.16
Other current liabilities (8)	5,568,215,909	10,607,357,125	(5,039,141,216)	(47.51)
Special reserves (9)	37,079,317	27,021,275	10,058,042	37.22
Currency translation differences (10)	(221,847,828)	(570,973,401)	349,125,573	(61.15)

Items	For the three months ended 31 March 2012	For the three months ended 31 March 2011	Variance	%

Tax and levies on Operations (1)	164,176,677	98,401,054	65,775,623	66.84
Financial expenses, net (2)	2,301,864,370	1,731,924,175	569,940,195	32.91
Investment income (3)	263,978,472	177,707,966	86,270,506	48.55
Income tax expense (4)	485,180,206	187,149,106	298,031,100	159.25
Net profit attributable to shareholders of the Company (5)	919,359,110	226,260,281	693,098,829	306.33

Fluctuation analysis of the consolidated balance sheet items

(1)	Notes receivable as at the end of period increased compared with the beginning of the period, mainly due to the increase of transactions settled with notes.

(2)	Advances to suppliers as at the end of the period increased compared with the beginning of the period, mainly due to the increase in the prepayments for fuel purchases.

(3)	Dividends receivable as at the end of period increased compared with the beginning of the period, mainly due to dividends distributed by investees of the Company.

(4)	Notes payable as at the end of the period increased compared with the beginning of the period, mainly due to the increase of fuel purchases settled with notes.

(5)	Advance from customers as at the end of period decreased compared with the beginning of the period, mainly due to the advance received for steam and heating that had been recognised as revenue.

(6)	Debit balance of tax payable as at the end of the period decreased compared with the beginning of the period, mainly due to the utilization of Valued-added tax recoverable.

(7)
Interest payables as at the end of period increased compared with the beginning of the period, mainly due to the interest payables accrued for bonds payable but were not yet due as at the end of the period.

(8)	Other current liabilities as at the end of the period decreased compared with the beginning of the period, mainly due to the repayment of the short-term bonds.

(9)	Special reserves as at the end of the period increased compared with the beginning of the period, mainly due to the increase of accrued special reserves of coal mining associates.

(10)	Currency translation differences as at the end of the period decreased compared with the beginning of the period, mainly due to fluctuation in exchange rates.

Fluctuation analysis of consolidated income statement items

(1)	Tax and levies on operations increased compared with the same period of last year, mainly due to the increase of turnover taxes which serve as the base of tax and levies on operations.

(2)	Financial expenses increased compared with the same period of last year, mainly due to the carryover effect of three interest rate rises for loans denominated RMB in 2011.

(3)	Investment income increased compared with the same period of last year, mainly due to the dividends distributed by investees of the Company accounted for using cost method.

(4)	Income tax expense increased compared with the same period of last year, mainly due to increase in profit.

(5)
Net profit attributable to shareholders of the Company increased compared with the same period of last year, mainly due to: (a) the increase of on-grid tariff after the first quarter of 2011, which reduced the losses of domestic power generation operations, (b) development opportunity in Singapore power market, which contributes a higher profitability of power generation operations in Singapore, and (c) effective cost control of the Company, which serves as the cornerstone of higher profitability.

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

Applicable	X	Not Applicable

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

Battleground of the Undertakings	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Any performance period	Has the performance heen strictly implemented

Undertaking given in relation to equity fund raising	Undertaking given for issue of new shares	China Huaneng Group
China Huaneng Group undertook not to trade its 500 million A shares subscribed from the Company pursuant to the Company’s non public issuance on the market within 36 months commencing from 23 December 2010.
				Yes	Yes

Other undertaking	Undertaking given for avoidance of business competition	China Huaneng Group
For further avoidance of business competition with Huaneng Power International, Huaneng Group on 17 September 2010 further undertook to Huaneng Power International that it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group; with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it would inject those assets into Huaneng Power International. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it would take approximately 5 years and upon such assets meeting the conditions for listing, it would inject such assets into Huaneng Power International in order to support the sustainable, stable development of Huaneng Power International; Huaneng Group would continue to perform each of its undertakings to support the development of its subordinated listed companies.
				Yes	—

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

Applicable	X	Not Applicable

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
25 April 2012

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS
(PRC GAAP)
AS AT 31 MARCH 2012

Amounts: In RMB Yuan

	31 March 2012	31 December 2011	31 March 2012	31 December 2011
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash	10,464,387,422	8,670,015,351	3,089,374,744	2,573,365,328
Held for trading financial assets	95,439,571	96,153,714	—	—
Derivative financial assets	272,257,979	147,454,606	—	—
Notes receivable	973,680,865	563,362,128	239,150,000	225,741,000
Accounts receivable	14,687,715,275	14,814,481,187	6,286,985,593	6,542,467,342
Advances to suppliers	1,721,116,532	1,032,244,694	924,168,050	437,028,637
Interest receivable	280,889	17,055	120,664,139	59,076,153
Dividend receivable	240,418,393	120,118,393	390,769,817	270,469,817
Other receivables	1,315,224,514	1,124,369,060	1,178,712,972	1,074,031,200
Inventories	7,923,125,363	7,525,620,585	3,424,532,029	2,698,250,835
Current portion of non-current assets	18,941,366	22,060,607	—	—
Other current assets	239,601,238	288,152,533	21,462,337,877	21,496,449,607

Total current assets	37,952,189,407	34,404,049,913	37,116,695,221	35,376,879,919

NON-CURRENT ASSETS
Available-for-sale financial assets	1,679,289,570	1,638,080,010	1,679,289,570	1,638,080,010
Derivative financial assets	43,203,347	16,388,824	—	—
Long-term receivables	757,012,388	741,661,065	—	—
Long-term equity investment	14,240,531,572	14,007,554,075	51,862,786,903	51,190,478,585
Fixed assets	157,813,345,720	154,808,020,444	61,654,787,037	62,437,021,340

Fixed assets pending for disposal	153,037,669	152,812,410	147,227	147,569
Construction-in-progress	18,566,208,305	22,165,329,147	4,188,594,850	4,181,881,103
Construction materials	1,664,987,990	1,766,051,584	427,932,932	534,119,398
Intangible assets	10,302,153,935	10,207,157,254	1,719,999,956	1,732,220,055
Goodwill	13,535,903,586	13,204,814,510	1,528,308	1,528,308
Long-term deferred expenses	177,614,784	181,682,253	14,841,558	15,753,076
Deferred income tax assets	653,872,660	710,570,973	491,887,006	508,171,670
Other non-current assets	354,631,731	361,220,844	1,550,000,000	1,600,000,000

Total non-current assets	219,941,793,257	219,961,343,393	123,591,795,347	123,839,401,114

TOTAL ASSETS	257,893,982,664	254,365,393,306	160,708,490,568	159,216,281,033

LIABILITIES AND	31 March 2012	31 December 2011	31 March 2012	31 December 2011
SHAREHOLDERS’ EQUITY	Consolidated	Consolidated	The Company	The Company

CURRENT LIABILITIES
Short-term loans	41,557,643,491	43,979,199,571	30,734,141,990	32,490,610,961
Derivative financial liabilities	35,707,746	35,549,369	—	—
Notes payable	125,703,656	13,448,478	—	—
Accounts payable	11,260,659,479	9,109,088,804	4,757,933,515	3,718,397,512
Advance from customers	69,452,030	130,843,059	6,358,717	76,879,309
Salary and welfare payables	209,527,506	230,282,614	74,749,130	74,683,254
Taxes payables	(338,121,513)	(994,750,037)	(110,462,265)	(164,381,080)
Interest payables	977,266,766	687,427,070	846,693,553	466,054,266
Dividends payable	167,642,811	167,642,811	—	—
Other payables	12,479,419,280	14,662,402,253	3,724,221,186	4,400,801,216
Current portion of non-current liabilities	15,307,282,061	15,136,362,344	10,689,233,970	10,681,701,010
Other current liabilities	5,568,215,909	10,607,357,125	5,397,532,657	10,484,963,250

Total current liabilities	87,420,399,222	93,764,853,461	56,120,402,453	62,229,709,698

NON-CURRENT LIABILITIES
Long-term loans	82,901,233,761	79,844,871,588	30,342,755,895	28,329,925,513

Derivative financial liabilities	580,909,408	578,198,363	186,710,169	202,333,367
Bonds payable	22,854,494,955	17,854,919,373	22,854,494,955	17,854,919,373
Long-term payable	139,867,220	143,622,017	—	—
Specific accounts payable	44,391,829	41,202,995	21,877,847	18,689,013
Deferred income tax liabilities	1,804,970,699	1,736,906,829	—	—
Other non-current liabilities	2,198,855,583	2,240,956,555	2,012,416,650	2,051,653,173

Total non-current liabilities	110,524,723,455	102,440,677,720	55,418,255,516	48,457,520,439

TOTAL LIABILITIES	197,945,122,677	196,205,531,181	111,538,657,969	110,687,230,137

SHAREHOLDERS’ EQUITY
Share capital	14,055,383,440	14,055,383,440	14,055,383,440	14,055,383,440
Capital surplus	17,291,005,970	17,131,948,418	15,554,226,108	15,513,437,604
Special reserves	37,079,317	27,021,275	37,079,317	27,021,275
Surplus reserves	7,060,094,409	7,060,094,409	7,060,094,409	7,060,094,409
Undistributed profits	13,258,095,919	12,371,789,519	12,463,049,325	11,873,114,168
Currency translation differences	(221,847,828)	(570,973,401)	—	—

Shareholders’ equity attributable to shareholders of the Company	51,479,811,227	50,075,263,660	49,169,832,599	48,529,050,896
Minority interests	8,469,048,760	8,084,598,465	——	——

Total shareholders’ equity	59,948,859,987	58,159,862,125	49,169,832,599	48,529,050,896

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	257,893,982,664	254,365,393,306	160,708,490,568	159,216,281,033

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Zheng Qing

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2012

Amounts: In RMB Yuan

				For the quarter ended 31 March, 2012	For the quarter ended 31 March, 2011	For the quarter ended 31 March, 2012	For the quarter ended 31 March, 2011
				Consolidated	Consolidated	The Company	The Company

1.	Operating revenue			34,261,272,913	30,399,826,807	14,195,802,053	13,282,548,114
	Less:	Operating cost		(29,787,486,701)	(27,686,622,911)	(12,121,591,003)	(12,118,455,406)
		Tax and levies on operations		(164,176,677)	(98,401,054)	(105,249,921)	(65,969,482)
		Selling expenses		(1,895,233)	(1,575,426)	—	—
		General and administrative expenses		(710,198,115)	(675,503,184)	(439,395,282)	(428,172,658)
		Financial expenses,net		(2,301,864,370)	(1,731,924,175)	(1,094,317,102)	(749,066,747)
		Asset impairment reversal/(loss)		641,101	(448,342)	532,749	—
		Loss from changes in fair value		(325,598)	(14,657,219)	—	—
	Add:	Investment income		263,978,472	177,707,966	263,541,202	149,970,313
		Including:	Investment income from associates and jointly controlled entities	143,400,381	150,366,598	143,241,202	149,970,313

2.	Operating profit			1,559,945,792	368,402,462	699,322,696	70,854,134
	Add:	Non-operating income		92,387,607	84,216,765	47,215,144	40,194,085
	Less:	Non-operating expenses		(6,086,322)	(18,100,938)	(2,487,814)	(13,576,088)
		Including:	loss on disposals of non-current assets	(1,280,228)	(1,220,641)	(1,280,228)	(774,873)

3.	Profit before taxation			1,646,247,077	434,518,289	744,050,026	97,472,131
	Less:	Income tax expense		(485,180,206)	(187,149,106)	(121,062,159)	4,132,003

4.	Net profit	1,161,066,871	247,369,183	622,987,867	101,604,134

	Attributable to:
	Shareholders of the Company	919,359,110	226,260,281	622,987,867	101,604,134
	Minority interests	241,707,761	21,108,902	——	——

5.	Earnings per share (based on the net profit attributable to shareholders of the Company)
	— Basic earnings per share	0.07	0.02	N/A	N/A
	— Diluted earnings per share	0.07	0.02	N/A	N/A

6.	Other comprehensive income	509,025,658	485,067,866	40,788,504	93,845,331

7.	Total comprehensive income	1,670,092,529	732,437,049	663,776,371	195,449,465

	Attributable to:
	Shareholders of the Company	1,427,542,235	710,729,966	663,776,371	195,449,465
	Minority interests	242,550,294	21,707,083	——	——

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Zheng Qing

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2012

Amounts: In RMB Yuan

Items		For the quarter ended 31 March, 2012	For the quarter ended 31 March, 2011	For the quarter ended 31 March, 2012	For the quarter ended 31 March, 2011
		Consolidated	Consolidated	The Company	The Company

1.	Cash flows generated from operating activities
	Cash received from sales of goods and services rendered	38,332,788,580	31,362,165,101	16,712,807,573	14,186,131,648
	Cash received from the return of tax and fees	30,323,358	660,800	—	—
	Other cash received relating to operating activities	130,845,394	108,963,825	44,396,576	27,150,666

	Sub-total of cash inflows of operating activities	38,493,957,332	31,471,789,726	16,757,204,149	14,213,282,314

	Cash paid for goods and services received	(27,339,034,563)	(23,263,352,009)	(12,147,295,924)	(11,348,441,431)
	Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	(1,134,035,958)	(1,078,958,617)	(637,798,366)	(586,085,818)
	Payments of all types of taxes	(1,759,679,196)	(1,254,863,851)	(1,003,828,496)	(684,526,388)
	Other cash paid relating to operating activities	(248,196,046)	(261,450,687)	(108,406,680)	(116,070,392)

	Sub-total of cash outflows of operating activities	(30,480,945,763)	(25,858,625,164)	(13,897,329,466)	(12,735,124,029)

	Net cash flows generated from operating activities	8,013,011,569	5,613,164,562	2,859,874,683	1,478,158,285

2.	Cash flows generated from investing activities
	Cash received from withdrawal of investment	—	—	35,000,000	—
	Cash received on investment income	—	—	311,486,817	248,084,535
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	2,050,968	1,951,408	362,506	1,358,143
	Other cash received relating to investing activities	18,321,784	5,471,135	—	—

	Sub-total of cash inflows of investing activities	20,372,752	7,422,543	346,849,323	249,442,678

	Cash paid to acquire fixed assets, intangible assets and other long-term assets	(4,282,817,998)	(3,646,433,109)	(1,062,949,604)	(819,353,806)
	Cash paid for investments	(81,355,140)	—	(665,612,300)	(2,773,670,915)
	Net cash paid to acquire subsidiaries and other operating units	(144,767,160)	(1,592,355,818)	——	——
	Other cash paid relating to investing activities	(3,748,952)	(8,736,205)	—	—

	Sub-total of cash outflows of investing activities	(4,512,689,250)	(5,247,525,132)	(1,728,561,904)	(3,593,024,721)

	Net cash flows used in investing activities	(4,492,316,498)	(5,240,102,589)	(1,381,712,581)	(3,343,582,043)

3.	Cash flows generated from financing activities
	Cash received from investments		141,900,000	55,044,600	—	—
	Including:	cash received from minority shareholders	141,900,000	55,044,600	——	——
	Cash received from borrowings		13,539,542,192	10,755,003,997	7,412,777,503	6,223,183,998
	Cash received from issuing bonds and short-term bonds		4,985,000,000	4,979,850,000	4,985,000,000	4,979,850,000
	Other cash received relating to financing activities		1,920,000	2,907,440	1,920,000	2,860,391

	Sub-total of cash inflows of financing activities		18,668,362,192	15,792,806,037	12,399,697,503	11,205,894,389

	Repayments of borrowings		(18,178,814,507)	(13,588,263,526)	(12,120,479,144)	(9,032,304,901)
	Repayments for dividends, profit appropriation or interest expense payments		(2,235,749,850)	(1,651,673,468)	(1,184,472,357)	(766,633,186)
	Including:	dividends paid to minority shareholders of subsidiaries	—	—	——	——
	Other cash paid relating to financing activities		(56,869,167)	(68,434,293)	(56,733,801)	(68,012,011)

	Sub-total of cash outflows of financing activities		(20,471,433,524)	(15,308,371,287)	(13,361,685,302)	(9,866,950,098)

	Net cash flows (used)/generated from financing activities		(1,803,071,332)	484,434,750	(961,987,799)	1,338,944,291

4.	Effect of foreign exchange rate changes on cash	115,740,993	13,862,842	(78,769)	(19,308,131)

5.	Net increase/(decrease) in cash	1,833,364,732	871,359,565	516,095,534	(545,787,598)
	Add: cash at beginning of period	8,552,782,233	9,426,437,511	2,503,183,158	4,943,416,847

6.	Cash at end of period	10,386,146,965	10,297,797,076	3,019,278,692	4,397,629,249

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Zheng Qing

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGES IN ACCOUNTING ESTIMATES OF FIXED ASSETS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.	GENERAL INFORMATION REGARDING THE CHANGES IN ACCOUNTING ESTIMATES

1.	Date of change: 1 January 2012.

2.
Reason for change: In order to present a fairer and more appropriate view of the financial position and operating results of the Company where the depreciation period of each fixed asset is aligned closer to its actual useful life, the Company has in conjunction with the Company’s actual situation made changes to the estimated useful lives and estimated net residual values of its fixed assets in China pursuant to the Accounting Standards for Business Enterprises and other relevant rules and regulations.

3.	The table below shows the details of status before and after changes:

Before change				After change
Category of fixed assets	Estimated useful life	Estimated residual value	Annual depreciation rate	Category of fixed assets	Estimated useful life	Estimated residual value	Annual depreciation rate
	(year)	(%)	(%)		(year)	(%)	(%)

Buildings	6-45	0-11	2.11-16.67	Buildings	8-30	3	3.23-12.13
Structures	11-40	0-11	2.38-8.18	Structures	27-50	0-5	2-3.52
Generating & heat supply facilities	8-25	0-11	3.8-11.25	Generating & heat supply facilities	13-20	3-5	4.75-7.46

Transmission lines	10-30	0-11	3.17-9	Transmission lines	30	5	3.17
Substations & distribution facilities	5-22	0-11	4.32-18	Substations & distribution facilities	19	5	5
Communication lines & facilities	5-14	0-11	6.79-20	Communication lines & facilities	13	5	7.31
Automation controls & instruments	5-22	0-10	4.32-20	Automation controls & instruments	10	3	9.7
Hydraulic machineries	10-16	0-5	5.94-10	Hydraulic machineries	15	3	6.47
Overhaul & maintenance equipment	5-18	0-10	5.56-20	Overhaul & maintenance equipment	14	5	6.79
Production equipment & tools	3-18	0-10	5.56-33.33	Production equipment & tools	5-8	0-3	12.13-20
Transportation facilities	6-20	0-11	4.75-16.67	Transportation facilities	8-27	3-5	3.52-12.13
Non-production equipment & tools	3-18	0-5	5.56-33.33	Non-production equipment & tools	5-7	0-3	13.86-20

II.	EXPLANATION PROVIDED BY THE BOARD OF DIRECTORS ON THE REASONABLENESS OF THE CHANGES IN ACCOUNTING ESTIMATES

The Board of Directors is of the view that the changes to the estimated useful lives and estimated net residual values of the Company’s fixed assets are made in view of the current business environment and market conditions and with reference to the standard practices of other enterprises in the industry. These changes are consistent with the actual situation of the Company and in compliance with all the applicable regulations. The accounting estimates so adjusted can more accurately and reliably reflect the financial position and operating results of the Company.

III.	EFFECT OF THE CHANGES IN ACCOUNTING ESTIMATES ON THE COMPANY

These changes in the estimated useful lives and estimated net residual values of fixed assets are accounted for as changes in accounting estimates and applied prospectively. Such changes will not impact on the financial statements that have already been disclosed by the Company.

Based on the scope of the existing consolidated financial statements, these changes in accounting estimates are expected to reduce the Company’s depreciation expense for 2012 by approximately RMB 700 million.

IV.	APPROVAL PROCESS

The 8th Meeting of the Seventh Session of the Board of Directors and the 7th Meeting of the Seventh Session of the Supervisory Board of the Company held on 24 April 2012 has respectively passed the proposal in relation to the Changes in Accounting Estimates of Fixed Assets. It is agreed that the Company shall make changes to the estimated useful lives and estimated net residual values of its fixed assets.

V.	OPINION OF THE INDEPENDENT DIRECTORS

The independent directors of the Company are of the opinion that these changes to the estimated useful lives and estimated net residual values of the Company’s fixed assets are made in conjunction with the Company’s actual situation, with reference to the standard practices of other enterprises in the industry, which are in line with the Accounting Standards for Business Enterprises. Following such changes, the accounting estimates can present a more accurate view of the financial position and operating results of the Company. The approval process of these changes is in compliance with the provisions of the Articles of Association of the Company and applicable laws and regulations, is fair and in the interests of the Company and its shareholders as a whole.

VI.	OPINION OF THE SUPERVISORY BOARD

The Supervisory Board of the Company is of the opinion that these changes to the estimated useful lives and estimated net residual values of the Company’s fixed assets are made in conjunction with the actual situation of the Company, with reference to the standard practices of other enterprises in the industry and are in compliance with relevant requirements of the Accounting Standards for Business Enterprises. The changed accounting estimates will more accurately present the financial position and operating results of the Company. The approval process of these changes is in compliance with the provisions of the Articles of Association of the Company and applicable laws and regulations.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
25 April 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    April 25, 2012